SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(RULE 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sequans Communications S.A.

(Name of Issuer)

Ordinary shares, nominal value €0.02

(Title and Class of Securities)

817323108 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Générale Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 5389 5503

With copy to:

Diana Billik

Allen & Overy LLP

52 Avenue Hoche

CS 90005

75379 Paris

France

+33 1 4006 5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person I.R.S. Identification of Above Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,930,261

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,930,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,930,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.02%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,930,261

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,930,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,930,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.02%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Bpifrance (formerly known as “BPI-Groupe (bpifrance)”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,930,261

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,930,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,930,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.02%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person EPIC BPI-Groupe

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,930,261

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,930,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,930,261

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.02%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Fonds France Investissement Croissance (formerly known as “Fonds de Co-Investissement Direct”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Bpifrance Investissement

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Nicolas DUFOURCQ

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Share Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

This Amendment No. 1 relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”) and amends the Schedule 13D filed on November 21, 2013 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D.

Item 2.                                     Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement on Schedule 13D is filed jointly by (i) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (ii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iii) Bpifrance, a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), (iv) EPIC BPI-Groupe, a French public institution of industrial and commercial nature (“EPIC”) (v) Fonds France Investissement Croissance, a fonds commun de placement à risques formed under the laws of the Republic of France (“FIC”), (vi) Bpifrance Investissement, a société par actions simplifiée formed under the laws of the Republic of France (“Bpifrance Investissement”), and (vii) Nicolas Dufourcq, Chairman of the Board of Directors of Bpifrance Investissement.  CDC, Bpifrance Participations, Bpifrance, EPIC, FIC, Bpifrance Investissement and Nicolas Dufourcq are referred to herein collectively as the “Reporting Persons.”  The principal address for CDC is 56, rue de Lille, 75007 Paris, France.  The principal address for Bpifrance Participations, Bpifrance, EPIC FIC, Bpifrance Investissement and Nicolas Dufourcq is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds.  Bpifrance Participations is the wholly-owned subsidiary of Bpifrance, a French financial institution especially created for this purpose.  CDC and EPIC each hold 50% of the share capital of Bpifrance and jointly control Bpifrance.  CDC is principally engaged in the business of long-term investments.  EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

FIC is a French venture capital mutual fund specializing in small and medium-sized technology companies.  All of its units are held by FSI PME Portefeuille, a fonds commun de placement à risques formed under the laws of the Republic of France, wholly owned by Bpifrance Participations and represented by Bpifrance Investissement.  FIC is represented in all matters by Bpifrance Investissement, its management company (société de gestion) regulated as such by the French Autorité des marchés financiers.  As a société par actions simplifiée, pursuant to its bylaws, Bpifrance Investissement is governed by its board of directors.  Nicolas Dufourcq, Chairman of the Board of Directors of Bpifrance Investissement, may be deemed to have shared voting and investment power over the Ordinary Shares.  However, Nicolas Dufourcq disclaims beneficial ownership of the Ordinary Shares and this Statement on Schedule 13D is not an admission that he is the beneficial owner of the Ordinary Shares.

As of the date hereof, Bpifrance Participations holds directly 5,930,261 Ordinary Shares.  As of the date hereof, none of Bpifrance, CDC and EPIC holds any Ordinary Shares directly.  Bprifrance may be deemed to be the beneficial owner of 5,930,261 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations,

CDC and EPIC may be deemed to be the beneficial owner of 5,930,2611 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance.  As of the date hereof, pursuant to the transaction that took place on December 23, 2015 described under Item 3, none of FIC, Bpifrance Investissement and Nicolas Dufourcq holds any Ordinary Shares directly. FIC and Bpifrance Investissement may not be deemed to be the beneficial owners of Ordinary Shares. Nicolas Dufourcq .disclaims beneficial ownership of  Ordinary Shares and this Statement on Schedule 13D is not an admission that he is the beneficial owner of Ordinary Shares.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance, CDC,  EPIC and Bpifrance Investissement, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  FIC is formed under the laws of the Republic France as a fonds commun de placement aà risques.  FIC does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.  Nicolas Dufourcq is a citizen of France and his business address is c/o Bpifrance Investissement, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On November 26, 2013, Bpifrance Participations purchased 4,791,187 Ordinary Shares from the underwriters for an aggregate purchase price of $8,624,136.60, at the closing of the capital increase transaction described in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on November 21, 2013.  Bpifrance Participations obtained the funds to purchase the Ordinary Shares from working capital.

Between July 8, 2015 and October 22, 2015, FIC sold 432,500 Ordinary Shares on the open market and, as of October 22, 2015, held 1,139,074 Ordinary Shares. The number of shares sold on each day and the price for such shares are set forth in Schedule I to this Schedule 13D and incorporated herein by reference.

On December 23, 2015,  FIC transferred all of its 1,139,074 Ordinary Shares to Bpifrance Participations.

Item 4.                                     Purpose of Transaction.

Paragraph 2 of Item 4 is hereby amended as follows and other paragraphs remain the same:

In connection with its purchase of the Ordinary Shares, Bpifrance Participations and Dr. Georges Karam, chairman of the board of directors of the Issuer, entered into a letter agreement dated November 20, 2013 (the “Agreement”).  Pursuant to the Agreement, Dr. Karam has agreed, subject to certain exceptions, so long as Bpifrance Participations or Bpifrance owns at least 5% of the outstanding shares or voting rights of the Issuer, (i) to support the designation of a director by Bpifrance Participations to serve on the Issuer’s board of directors, and (ii) to hold at least (x) 2,485,942 ordinary shares of the Issuer, which represents 80% of his current share ownership (not including stock options), until at least 12 months after the offering and (y) 1,533,714 ordinary shares of the Issuer, which represents 50% of his current share ownership (not including stock options), until December 1, 2016.  The description of the Agreement is qualified in its entirety by the terms of the Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Item 5.                                     Interest in Securities of the Issuer.

Item 4 is hereby amended and restated as follows:

Bpifrance Participations directly holds 5,930,261 Ordinary Shares, and all such Ordinary Shares are represented by ADRs.  Bpifrance may be deemed to be the beneficial owner of 5,930,261 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 5,930,261 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance.  Bpifrance Investissement and Nicolas Dufourcq may have been deemed to be the beneficial owners of 1,571,574 Ordinary Shares through their control of FIC but since December 23, 2015 they may not be deemed to be the beneficial ownerS of Ordinary Shares. Nicolas Dufourcq disclaims beneficial ownership of the Ordinary Shares and this Statement on Schedule 13D is not an admission that he is the beneficial owner of Ordinary Shares.

As set out in Item 4 above, in connection with its purchase of the Ordinary Shares, Bpifrance Participations also entered into the Agreement relating to the Common Shares with Dr. Georges Karam, chairman of the board of directors of the Issuer.

(a)                                 See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting

Person is based on 59,144,741 outstanding Ordinary Shares of the Issuer, as set out in the report filed on Form 6-K pursuant to Rule 13a-16 or 15d-16 with the Securities and Exchange Commission on October 22, 2015.

(b)                                 See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2015

CAISSE DES DÉPÔTS ET CONSIGNATIONS

By:	/S/ Joel PROHIN
Name : Joel PROHIN
Title : Head of Portfolio Management

BPIFRANCE PARTICIPATIONS S.A.

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chairman of the Board and Chief Executive Officer

BPIFRANCE

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chief Executive Officer

EPIC BPI-GROUPE

By:	/S/ Arnaud CAUDOUX
Name: Arnaud CAUDOUX
Title: Chief Financial Officer

FONDS FRANCE INVESTISSEMENT CROISSANCE

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chairman of the Board and Chief Executive Officer of the Board of BPI FRANCE INVESTISSEMENT, manager of Fonds France Investissement Croissance

BPIFRANCE INVESTISSEMENT S

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chairman of the Board and Chief Executive Officer

NICOLAS DUFOURCQ

	By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ

Schedule I

	Transaction	Transaction Date	Quantity	Price ($)
FIC	(Open market sale)	07/13/2015	-1,000	1.6800
FIC	(Open market sale)	07/16/2015	-1,000	1.6860
FIC	(Open market sale)	07/20/2015	-500	1.6900
FIC	(Open market sale)	10/22/2015	-21,190	1.18100
FIC	(Open market sale)	10/23/2015	-1,600	1.19500
FIC	(Open market sale)	10/26/2015	-190,600	1.2199
FIC	(Open market sale)	10/27/2015	-216,610	1.4431

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below.  The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman , Chief Executive Officer of Bpifrance Participations, and of Bpifrance

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ANTOINE COLAS	Director, Special advisor to the Chief Executive Officer of the Caisse des Dépôts

CATHERINE MAYENOBE	Director, Corporate Secretary of the Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director at Agence des Participations de l’Etat (French State Shareholding Agency)

PASCAL FAURE	Director, General Director of the General Directorate for Competitiveness, Industry and service of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of France’s Metallurgy Industries Confederation (UIMM), president of the supervisory board of SNCF

FLORENCE PARLY	Director, Deputy managing director at SNCF

MAYA ATIG	Director, Deputy Chief Executive of the Agence France Trésor

MARTINE ROSTIROLLA	Director, Executive Vice-President, Finance and Administration at CWT

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

BERTRAND FINET	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance are set forth below.  The business address of each director and executive officer is Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Chairman, Chief Executive Officer of the Caisse des Dépôts et Consignations

NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

LOUIS SCHWEITZER	Director, Public Investment General Commissioner

MAUD BAILLY-TURCHI	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

MARIE-MARGUERITE DUFAY	Director, Chairman of the Regional Council of Franche-Comté

SANDRINE DUCHENE	Director, Director of Public Affaires at Axa

MARTIN VIAL	Director, Charimain of the Agence des Participations de l’Etat (French State Shareholding Agency)

JEAN-PAUL HUCHON	Director, Chairman of the Regional Council of Ile de France

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ELISABETH HENRY-PEREZ	Director representing the employees,

ERIC VERKANT	Director representing the employees,

AMELIE FAURE	Director, Entrepreneur, Chairman of the Board of Directors of Augure

VIRGINIE DE MOLLERAT DU JEU	Director

FLORENCE MAS	Director

ERIC LOMBARD	Director, Managing Director of Generali

APPENDIX C

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et Consignations are set forth below.  The business address of each director and executive officer is Caisse des Dépôts et Consignations, c/o 56, rue de Lille, 75007 Paris, France.  Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Chief Executive Officer

ODILE RENAUD BASSO	Deputy Chief Executive Officer and Savings Fund Director

ANDRE LAURENT MICHELSON	Group Corporate Secretary

FRANCOIS BACHY	Group Corporate Communications Director

NATHALIE GILLY	Banking Services Director

PAUL PENY	Group Human Resources Director

ANNE-SOPHIE GRAVE	Pensions and Solidarity Director

GABRIELLE GAUTHEY	Regional and Local Development and Network Director

OLIVIER MAREUSE	Group Finance Director

JEAN MARC MORIN	Head of Legal and Tax Department

FRANCK SILVENT	Director of the Caisse des Dépôts Group Finance, Strategy, Subsidiaries and International Department

MARC ABADIE	Regional and Local Development and Network Director

CATHERINE MAYENOBE	Groupe Corporate Secretary

LAURENT ZYLBERBERG	Director of International and European Relationships

SOPHIE QUATREHOMME	Chief of staff of the Chief Executive Office

APPENDIX D

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPI-GROUPE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC BPI-Groupe are set forth below.  The business address of each director and executive officer is EPIC BPI-Groupe, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

FRANCOIS JAMET	Director, Head of department SETTAR at the Research and Innovation Ministry

ARNAUD JULLIAN	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SEBASTIEN RASPILLER	Director, Deputy Director at the Directorate of Financing, Industry and Marke of the Ministry of Economy and Finance

BENJAMIN GALLEZOT	Director,

FRANCOISE LOMBARD	Director, Deputy Director at the Agence des Participations de l’Etat (French State Shareholding Agency)

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement S.A.S. are set forth below.  The business address of each director and executive officer is Bpifrance Investissement S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman , Chief Executive Officer of Bpifrance Participations, and of BPI-Groupe (bpifrance), Chairman of Bpifrance Investissement

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ANTOINE COLAS	Director, Special advisor to the Chief Executive Officer of the Caisse des Dépôts

CATHERINE MAYENOBE	Director, Group General Secretary at Caisse des Dépôts

ANTOINE SAINTOYAN	Director, Director at Agence des Participations de l’Etat (French State Shareholding Agency)

PASCAL FAURE	Director, General Director of the General Directorate for Competitiveness, Industry and service of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of France’s Metallurgy Industries Confederation (UIMM), President of the supervisory board of SNCF

MAYA ATIG	Director, Deputy Chief Executive of the Agence France Trésor

MARTINE ROSTIROLLA	Director, Executive Vice-President, Finance and Administration at CWT

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

BERTRAND FINET	Executive Director

PAUL-FRANÇOIS FOURNIER	Executive Director

DANIEL BALMISSE	Executive Director

PASCAL LAGARDE	Executive Director